Exhibit 4.2

SUPPLEMENT
to the
CAPITAL PLAN
of the
FEDERAL HOME LOAN BANK of TOPEKA

This supplement to the Capital Plan of the Federal Home Loan Bank of Topeka (the “Capital Plan”) is for the purposes of providing information required by Item 601(b)(4)(vi) of Regulation S-K that is not covered by the Capital Plan. Capitalized terms used, but not defined herein, shall have the meanings set forth in the Capital Plan.

The Federal Home Loan Bank Act (the “Act”) states that the capital plan of a Federal Home Loan Bank (“FHLBank”) shall provide that any stock issued by that bank shall be available only to and held only by members of that bank and tradable only between that bank and its members and may establish standards, criteria, and requirements for the issuance, purchase, transfer, retirement, and redemption of stock issued by that bank. 12 U.S.C. § 1426(c)(5)(A) - (B).

The Organization Certificate for the Federal Home Loan Bank of Topeka (the “Bank”) provides that the capital stock may from time to time be increased to such amount or amount as may be necessary to provide for the issue of shares to members in accordance with the provisions of the Federal Home Loan Bank Act and the stock of this Bank shall from time to time be paid off and retired in accordance with the requirements and subject to the conditions and limitations prescribed in said Act.

The Capital Plan of the Bank provides that Class A Common Stock is required for membership. The membership or asset-based requirement for each member is currently 0.1 percent of that member’s total assets at the end of the prior calendar year, with a minimum requirement of 10 shares ($1,000) and a cap of 5,000 shares ($500,000). To the extent a member’s asset-based requirement in Class A Common Stock is insufficient to support its calculated activity-based requirement, Class B Common Stock must be purchased in order to support that member’s activities with the Bank. The activity-based requirement is the sum of the stock requirements for each activity less the asset-based stock requirement in Class A Common Stock and is calculated whenever a member enters into a transaction.

Terms of Exchange
For each Member not in compliance with minimum Stock Purchase Requirements, the Bank will exchange Excess Class A Common Stock or Excess Class B Common Stock into a like number of Class B Common Stock or Class A Common Stock sufficient to enable the Member to meet the requirements or purchase such amount of Class A Common Stock/Class B Common Stock sufficient to enable the Member to meet the requirements.

Under the Capital Plan, the Member may submit a written Exchange request to the Bank, and the Bank may, in its discretion so long as it will continue to meet regulatory capital requirements and asset-based purchase requirements, Exchange shares of Class A Common Stock for Class B Common Stock, and vice versa. Additionally, at the time a member enters into a transaction that requires the purchase of Class B Common Stock, the Bank will purchase Stock on behalf of the Member by Exchanging Excess Class A Common Stock or debiting the Member’s demand deposit account. The Bank can elect to establish a regular Exchange program, but must notify members at least 30 days prior that it will Exchange all or a portion of Excess Stock, and the date of the Exchange and regular intervals.

Restrictions on Alienability
The Bylaws of the Bank provide that subject to the Act and Regulations, shares of Bank Stock shall be transferable only upon its books by the duly authorized representative of the owner thereof as shown on the books of the Bank.

The Capital Plan defines the capital requirement as maintaining a Total Capital Ratio at least equal to 4 percent, a Leverage Capital Ratio at least equal to 5 percent and Permanent Capital in an amount at least sufficient to cover Risk-Based Capital requirement. The Capital Plan also states that Stock may be traded only between the Bank and its Members. A Member can’t transfer any Stock to any person or entity, including another Member, except if one or more Members merge or consolidate with another Member.

Exhibit 4.2

The Capital Plan also provides that the Bank will not Redeem or Repurchase any Stock if doing so would cause the Bank to fail to comply with its Regulatory Capital Requirements or would cause the Member involved in such transaction to fail to meet is Minimum Stock Purchase Requirement.

Rights of Members
The Bylaws provide that except as otherwise provided in the Act or regulations, nothing set forth in the Bylaws shall create or be deemed to create any rights, including without limitation, any rights with respect to voting, inspection or calling of meetings, in any Stockholder or other third party.

In concert with the Federal Home Loan Bank Act, the Capital Plan provides that a Member shall have the right to vote its Class A Common Stock and Class B Common Stock in elections of members of the Board. Each share of Class A Common Stock and Class B Common Stock is entitled to one vote subject to the statutorily imposed voting caps. Class A Common Stock and Class B Common Stock also are entitled to dividends if the Bank so declares and it will continue to meet its Regulatory Capital Requirements after such payment.

Change of Control
The Bylaws and Organization Certificate do not provide terms that would delay, defer or prevent a change of control of the Bank other than as summarized above.

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